FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of November 2004

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

        Attached to the Registrant’s Form 6-K for the month of November 2004 and incorporated by reference herein is the Registrant’s immediate report dated November 10, 2004.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) BY: /S/ Iris Yahal —————————————— Iris Yahal Chief Financial Officer

Dated: November 10, 2004

BLUEPHOENIX SOLUTIONS (NASDAQ:BPHX) Announces Nine months and Third
Quarter Results

– Growing Revenues

Herzlia, Israel – November 10th, 2004 – BluePhoenix Solutions Ltd. (NASDAQ:BPHX), today announced the results of the nine months and third quarter ended on September 30, 2004.

For the nine months that ended on September 30, 2004, BluePhoenix reported sales of $42.6 million, up 6% from $40.3 million in the same period in the previous year. The Company reported operating income of $2.7 million as compared to $1.1 million in the comparable nine months of 2003. The net income for the first nine months of 2004 was $2.2 million, or $0.16 per share, compared with $929,000 or $0.07 per share in the first nine months of last year.

For the third quarter of fiscal 2004, BluePhoenix reported sales of $14.3 million, up 7% from $13.4 million in the comparable third quarter of 2003. Operating income for the third quarter was $712,000, compared with $669,000 in the third quarter of 2003. Net income for the third quarter was $337,000, or $0.02 per share, as compared to $615,000, or $0.05 per share in the third quarter of 2003.

“Our successful deliveries together with the growing interest in our tools create an environment conducive to long-term success. During the next year, we plan to launch a variety of new niche tools, mainly in the area of database migrations. These new additions to our portfolio will complete our wide offering to this growing market,” said Arik Kilman, Chief Executive Officer of BluePhoenix Solutions. “We have been able to position ourselves as a true leader in the Legacy Modernization space. Our innovative solutions meet the evolving requirements of enterprises to adapt their IT systems to new business needs. I believe that we will see a rapid growth in demand for our modernization solutions by the middle of next year.”

“The positive technology analyst reports provide reassurance to our ‘tool expansion strategy.’ Our solid technology base guarantees that our customers will efficiently achieve their modernization goals. We continuously invest in the development of new tools, in order to round out our offering of a cohesive legacy migration service. Our suite of solutions provides customers with a one-stop-shop offering for any integration requirements they may have, and creates for us a compelling opportunity to grow our business as we go forward.” added Mr. Kilman.

Mr. Kilman, BluePhoenix CEO, and Iris Yahal, Chief Financial Officer, will discuss nine months and third quarter results, and will be available to answer questions in a conference call.

Conference Call Details:
The conference call will be held on

Wednesday, November 10th, 2004 at 10:00 A.M. (EST)

Interested parties are welcome to call the telephone numbers listed below, 5–10 minutes prior to the start of the conference call.

In the US call: (877) 209-0397
Outside the US call: (612) 332-1025

Callers should reference “BluePhoenix Solutions Third Quarter Results 2004” to the AT&T conference call operator.

An automated replay of the conference call will be available from November 10th at 02:00 P.M. until November 12th at 11:59 P.M. (EST).

To access the replay call (USA) (800) 475-6701, (International) (320) 365-3844, and enter the BluePhoenix Solutions access code of 754320.

About BluePhoenix Solutions
BluePhoenix Solutions leads the IT Modernization market by developing unique solutions that enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure, thus quickly and cost-effectively extending the ROI of their existing IT systems. The Company’s comprehensive suite of tools and services (including technology for Understanding, Presentment, Migration, Remediation, and Redevelopment) reduces the cost of renovation and speeds up the renewal process. BluePhoenix has 12 offices throughout the world, including locations in the US, UK, Denmark, Germany, Italy, The Netherlands, Israel, and Australia.

The Company’s major shareholder is the Formula Group (NADSAQ:FORTY), an international Information Technology company principally engaged in providing software products, solutions, and services in various vertical markets.

For more information, please visit our web site at www.bphx.com

(Tables to Follow)

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

Company Contact: Iris Yahal +972-9-9526110

BLUEPHOENIX SOLUTIONS LTD.
(AN ISRAELI CORPORATION)

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Three months ended September 30,		Nine months ended September 30,		Year ended December 31,
	2004	2003	2004	2003	2003
	Unaudited		Unaudited

Revenues	$14,333	$13,443	$42,643	$40,259	$54,340
Cost of revenues	6,044	5,815	18,046	18,089	24,115

Gross profit	8,289	7,628	24,597	22,170	30,225
Software development costs, net	2,012	1,987	6,073	6,077	8,138
Selling, general and administrative expenses	5,225	4,640	14,809	14,045	18,847

	1,052	1,001	3,715	2,048	3,240
Depreciation	340	332	1,035	986	1,293

Operating income	712	669	2,680	1,062	1,947
Financial income, net	(369)	(49)	(928)	98	165
Other income, net	704	188	1,087	628	943

Income before taxes	1,047	808	2,839	1,788	3,055
Taxes on income	--	3	5	147	152

	1,047	805	2,834	1,641	2,903
Minority interest	(604)	(11)	(196)	(84)	(154)
Equity in losses of affiliated companies	(106)	(179)	(424)	(628)	(898)

Net income	337	615	2,214	929	1,851

Basic earnings per share	0.02	0.05	0.16	0.07	0.14

Diluted earnings per share	0.02	0.05	0.16	0.07	0.14

Common shares outstanding	13,525	13,449	13,519	13,449	13,451

Common shares assuming dilution	14,836	13,665	14,713	13,544	13,644

BLUEPHOENIX SOLUTIONS LTD.
(AN ISRAELI CORPORATION)

CONSOLIDATED BALANCE SHEETS
(in thousands)

	September 30, 2004	December 31 2003
	Unaudited

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$9,693	$11,105
Marketable securities	222	406
Accounts receivable:
Trade	17,902	12,617
Other	3,023	1,899

Total current assets	30,840	26,027

INVESTMENTS	1,879	3,794

FIXED ASSETS
Cost	10,499	8,920
Less - accumulated depreciation	7,723	6,121

Total fixed assets	2,776	2,799

OTHER ASSETS, NET	56,573	48,200

Total assets	$92,068	$80,820

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit	$6,354	$8,342
Accounts payable and accruals:
Trade	3,744	3,425
Deffered revenue	3,913	3,034
Other	8,551	10,980

Total current liabilities	22,562	25,781

LONG-TERM LIABILITIES:
Convetible debentures	5,110	--
Loans from banks and others and convertible debt	8,546	2,065
Accrued severance pay, net	1,006	915
Provision for losses in formerly-consolidated subsidiary	1,971	1,971

Total long-term liabilities	16,633	4,951

MINORITY INTEREST	4,916	4,690

SHAREHOLDERS' EQUITY
(net of cost of 1,870,565 shares held by subsidiaries)	47,957	45,398

Total liabilities and shareholders' equity	$92,068	$80,820